Exhibit 99.1

MingZhu Logistics Announces Audited Full Year 2020 Financial Results

SHENZHEN, June 28, 2021 – MingZhu Logistics Holdings Limited (“MingZhu” or the “Company”) (NASDAQ: YGMZ), an elite provider of logistics and transportation services to businesses, today announced its audited financial results for the full year ended December 31, 2020.

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu Logistics Holdings Limited, commented, “2020 was a year of major milestone achievements, as we executed on our business strategy and strengthened our financial position through our successful initial public offering in October. Our team did an excellent job helping customers to navigate the dynamic pandemic environment, where partial and full shutdowns were a normal, disruptive occurrence. We played an important role in helping transport our customers goods, without which costly inventory losses and supply shortages would only increase. At the same time, we were faced with higher operating costs that directly impacted our profitability. These included higher fuel charges and driver costs, among other factors. The good news is the business environment has stabilized and returned to more of a growth mode with the post-COVID reopening efforts and adoption of health safety practices.”

“We are very optimistic about the Company’s growth prospects in 2021 and beyond, as we are positioned to benefit from the reopening of the global economy and increased customer demand. As we look to the future, we are excited to be entering a new phase of growth for Mingzhu Logistics. One very exciting development we expect will drive accelerated business growth over the coming years, is the recent pairing of our strong track record of reliable transportation with China Merchants, one of China’s oldest and biggest companies, in an exclusive cooperation to solve the first and last mile of slack coal transport. Xinjiang occupies a preeminent position as one of the core transportation hubs of the One Belt One Road and serves as a strategic gateway. The initial agreement is expected to result in revenue to MingZhu Logistics of approximately RMB 80 million (approximately USD$12.3 million), mainly in 2021. We also continue to drive organic growth and are focused building increased value for our shareholders.”

Financial Results

Total revenues were $18.8 million for the year ended December 31, 2020, compared to $29.4 million for the year ended December 31, 2019, representing a decrease of 36.1% or $10.6 million. The decrease was primarily attributable to diminished customer demand during the COVID-19 pandemic. With daily life in China gradually returning to normal since April, our business related to logistics industry has gone back to normal, as well. However, further lockdowns were caused from time to time as new cases were found causing the management to relocate trucks and trailers to other regions. The management will continue to follow the development of the pandemic.

During the years ended December 31, 2020 and 2019, sales to the Company’s top five customers accounted for approximately 78.2% and 66.7%, respectively. For the years ended December 31, 2020, and 2019, 72.0% and 51.7% of total revenue, respectively, was generated from the Guangdong province, while 28.0% and 48.3% was generated from the Xinjiang province, respectively.

Total costs and expenses were $17.4 million for the year ended December 31, 2020, compared to $26.7 million for the year ended December 31, 2019, representing a decrease of 34.8% or $9.3 million. The decrease was primarily the result of lower transportation costs due to the reduced revenue level. The Company recorded income from operations of approximately $1.4 million and $2.7 million for the years ended 2020 and 2019, respectively.

Comprehensive income was $1.5 million for the year ended December 31, 2020, compared to $1.5 million for the year ended December 31, 2019, with net income of $0.08 per basic and diluted share and $0.18 per basic and diluted share, respectively.

There were 9,629,783 basic shares and 9,633,993 shares on a diluted basis for the year ended December 31, 2020, compared to 9,000,000 shares on a basic and diluted basis for the year ended December 31, 2019. The share count gives retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020.

The Company had an $11.6 million balance of cash and restricted cash, as of December 31, 2020, with a $5.3 million accounts receivable balance and an $11.4 million other receivables balance.

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Founded in 2002, NASDAQ listed, Shenzhen, China based, MingZhu is 4A-grade trucking services provider, offering both network density and broad geographic coverage to meet customers’ diverse transportation needs. The Company operates two major regional terminals, respectively, with both self-own fleets of tractors and trailers and subcontractors’ fleets. More information about MingZhu can be found at: www.szygmz.com/en/

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the trucking services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Mr. Jingwei Zhang

Email: company@szygmz.com

Phone: (+86) 186-5937-1270

Investor Relations:

David Pasquale

Global IR Partners

New York Office Phone: +1-914-337-8801

YGMZ@globalirpartners.com

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2020	2019	2018
	USD	USD	USD
REVENUES	$18,793,951	$29,410,550	$27,646,789

COSTS AND EXPENSES
Transportation costs	16,010,644	25,358,456	22,399,066
General and administrative expenses	1,321,412	1,299,413	1,147,101
Sales and marketing expenses	50,083	77,615	65,856
Total costs and expenses	17,382,139	26,735,484	23,612,023

INCOME FROM OPERATIONS	1,411,812	2,675,066	4,034,766

OTHER (EXPENSES) INCOME
Interest expenses	(374,048)	(370,682)	(355,332)
Other expenses	(65,828)	(12,683)	(8,204)
Other income	176,802	172,343	189,685
Total other expenses, net	(263,074)	(211,022)	(173,851)

INCOME BEFORE INCOME TAXES	1,148,738	2,464,044	3,860,915

PROVISION FOR INCOME TAXES	366,442	821,250	1,006,028

NET INCOME	782,296	1,642,794	2,854,887

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	752,828	(121,195)	(419,684)
COMPREHENSIVE INCOME	$1,535,124	$1,521,599	$2,435,203

Weighted average shares used in computation:
Basic*	9,629,783	9,000,000	9,000,000
Diluted*	9,633,993	9,000,000	9,000,000

EARNINGS PER SHARE - BASIC*	$0.08	$0.18	$0.32
EARNINGS PER SHARE - DILUTED*	$0.08	$0.18	$0.32

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020	As of December 31, 2019
	USD	USD
ASSETS
CURRENT ASSETS
Cash	$2,105,625	$223,507
Restricted cash	9,500,000	-
Accounts receivable, net	5,343,716	10,884,302
Prepayments	1,059,335	1,933,764
Other receivables	11,448,022	429,972
Amount due from related parties	741,340	1,954,517
Total Current Assets	30,198,038	15,426,062

PROPERTY AND EQUIPMENT, NET	3,448,109	4,595,206

OTHER ASSETS
Deferred tax assets	31,852	19,559
Deposits	261,992	344,973
Total other assets	293,844	364,532
Total assets	$33,939,991	$20,385,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$6,551,724	$2,606,567
Accounts payable	1,415,591	1,565,668
Other payables and accrued liabilities	531,120	626,389
Amount due to related parties	993,846	739,963
Tax payable	2,722,409	2,205,611
Current maturities of long-term bank borrowings	-	1,120,400
Current portion of capital lease and financing obligations	51,135	711,421
Current maturities of loans from other financial institutions	235,487	265,281
Total current liabilities	12,501,312	9,841,300

OTHER LIABILITIES
Long-term loans from other financial institutions	136,400	355,927
Long-term portion of capital lease and financing obligations	27,989	161,943
Total other liabilities	164,389	517,870
Total liabilities	12,665,701	10,359,170

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 12,354,040 and 9,000,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively*	12,354	9,000
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	13,824,820	4,115,638
Statutory reserves	877,886	760,475
Retained earnings	6,905,718	6,240,833
Accumulated other comprehensive (loss) income	500,598	(252,230)
Total shareholders’ equity	21,274,290	10,026,630
Total liabilities and shareholders’ equity	$33,939,991	$20,385,800

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

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